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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 11)

                               ALLTEL CORPORATION
               --------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
          -------------------------------------------------------------
                         (Title of Class of Securities)


                                    020039103
               ---------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. ( A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















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CUSIP      020039103                                           13G page 2 of 6


---------------------------------------------------------------------------
[1]  Name of Reporting Persons S.S. or I.R.S. Identification Nos.

                   CINCINNATI FINANCIAL CORPORATION 31-0746871
---------------------------------------------------------------------------
[2]  Check the Appropriate Box if a Member of a Group
                           (a)  __________
                           (b)  __________
---------------------------------------------------------------------------
[3]  SEC Use Only


---------------------------------------------------------------------------
[4]  Citizenship or Place of Organization

                                 FAIRFIELD, OHIO
---------------------------------------------------------------------------
Number of                           [5] Sole Voting Power     13,033,428*
Shares
                                    -------------------------------------------

                                    [6] Shared Voting Power         -0-
Beneficially
Owned By

                                    -------------------------------------------
Each                                [7] Sole Dispositive Power
Reporting                                                           -0-
Person                              -------------------------------------------
With                                [8] Shared Dispositive Power  13,033,428

-------------------------------------------------------------------------------
[9]  Aggregate Amount Beneficially Owned By Each Reporting Person

                                   13,033,428
-------------------------------------------------------------------------------
[10]  Check Box
If the Aggregate Amount in Row [9] Excludes Certain Shares

                                       N/A
-------------------------------------------------------------------------------
[11]  Percent of Class Represented by Amount in Row 9

                                     6.874%
-------------------------------------------------------------------------------
[12]  Type of Reporting Person*

                                   PH, IC, EP
-------------------------------------------------------------------------------





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                                                               13G Page 3 of 6

Item 1 (a) Name of Issuer:               ALLTEL CORPORATION


Item 1 (b) Address of issuer's Principal Executive Offices:
                              100 EXECUTIVE PARKWAY
                              HUDSON, OHIO 44236


Item 2 (a)  Name of Person Filing:  CINCINNATI FINANCIAL CORPORATION



Item 2 (b)  Address of Principal Business Office:
                               P.O. BOX 145496
                               CINCINNATI, OHIO 45250-5496

Item 2 (c)  Citizenship:  OHIO



Item 2 (d) Title of Class of Securities:
                     COMMON STOCK, PAR VALUE $1.00 PER SHARE


Item 2 (e) CUSIP Number:
                          020039103


                        Item 3. Type of Reporting Person

(a) [ ] Broker or Dealer registered under Section 15 of the Act
(b) [ ] Bank as defined in section 3(a) (6) of the Act
(c) [X] Insurance Company as defined in sections 3(a) (19) of the Act
(d) [ ] Investment Company registered under section 8 of the Investment Company Act
(e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f) [X] Employees Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1947 or Endowment Fund

(g) [X] Parent Holding Company, in accordance with 240.13d-b (ii) (G)
(h) [ ] Group, in accordance with 240.13d-1 (b) (1) (ii) (H)











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                                                               13G page 4 of 6

Item 4   Ownership:


(a)  Amount Beneficially Owned:    13,033,428


(b)  Percent of Class:             6.874%


(c)  Number of Shares as to which CFC has:


  (i)   sole power to vote or to direct the vote
        .........................................                 13,033,428


  (ii)  shared power to vote or to direct the vote
        ...........................................                   -0-


  (iii) sole power to dispose or to direct
        the disposition of.........................               13,033,428


  (iv)  shared power to dispose or to direct
        the disposition of.........................                   -0-


         Item 5. Ownership of Five Percent or less of A Class:

                                       N/A



        Item 6.  Ownership of More than Five Percent on
                 Behalf of Another person.

                                       N/A

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                                                               13G page 5 of 6

  Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the parent Holding
               Company:




This Schedule 13G is being filed by the Cincinnati Financial Corporation for itself or, if item 3(g) has been checked, as a parent holding company with respect to the holding of its following subsidiaries:


         [ X ] Cincinnati Financial Corporation (31-0746871), a parent holding company, in accordance with 240.13d-(b) (ii) (G)

         [ X ] Cincinnati Insurance Company (31-0542366), an insurance company as defined in sections 9 (a) (19) of the Act

         [ X ] Cincinnati Casualty Company (31-0826946), an insurance company as defined in sections 3 (a) (19) of the Act

         [ X ] Cincinnati Life Insurance Company (31-1213778), an insurance company as defined in sections 3 (a) (19) of the Act

         [ X ] Cincinnati Financial Retirement Plan Trust (31-0746871), an employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1947 or Endowment Fund




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                                                               13G Page 6 of 6


Item 8.   Identification and Classification of Members of the Group:



Item 9.   Notice of Dissolution of Group:



Item 10.  Certification:

          By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


          Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:             FEBRUARY 10, 1997


          The Cincinnati Financial Corporation


          By
            ----------------------------------
            Theodore F. Elchynski
            Financial Vice President



            *THIS STOCK IS HELD IN CUSTODY BY THE FIFTH THIRD BANK OR PNC
             BANK, OHIO N.A.